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FOR IMMEDIATE RELEASE

Contacts -- Caradon Inc.: Scott Langdon, Corporate Communications (416-234-5808)

           Easco, Inc.:  Terry D. Smith, Executive Vice President and Chief
                         Financial Officer
                         (330-545-4311)


                          CARADON INC. AND EASCO, INC.
                 ANNOUNCE EARLY TERMINATION OF HART-SCOTT-RODINO
             WAITING PERIOD INVOLVING THE ACQUISITION OF EASCO, INC.

WEYBRIDGE, ENGLAND and GIRARD, OHIO, August, 18,1999 -- Caradon Inc. and Easco, Inc. (Nasdaq: ESCO) announced today that the Federal Trade Commission has granted early termination of the Hart-Scott-Rodino waiting period relating to the acquisition of Easco by Caradon. Caradon's pending tender offer for all of the outstanding shares of Easco remains subject to the other conditions described in the offer to purchase dated August 3, 1999.

Caradon Inc. is an indirect wholly owned subsidiary of Caradon plc of Weybridge, England. Caradon plc is a major international group of companies operating in four product sectors -- plumbing, electrical, extrusions and security printing -- across Europe and North America.

Easco, Inc. is the largest independent extruder of soft alloy aluminum products in the United States and is a leading producer of painted extrusions. The company operates 21 aluminum extrusion presses and three casting facilities. Its products include standard and custom profiles, conduit and drawn tubing. Easco's largest shareholder is American Industrial Partners Capital Fund, L.P., a private equity firm with offices in New York and San Francisco.